RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 6, 2009

Exemption No : 82 - 35008

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	**Particulars**
1.	Letters dated April 6, 2009 enclosing therewith the certificates of completion and compliance of extinguishment / cancellation / destruction of total 13,46,495 equity Shares of Reliance Infrastructure Limited.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

ENAM Securities Private Limited
801-802, Dalamal Towers,
Nariman Point, Mumbai 400 021

4/9

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 6, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sir,

Sub: Completion and compliance of extinguishment / cancellation / destruction of total 13,46,495 Equity Shares of Reliance Infrastructure Limited

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period March 1, 2009 to March 31, 2009.

A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING MARCH, 2009:

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	March 07, 2009	400,000
		March 13, 2009	530,968
		March 20, 2009	315,527
		March 27, 2009	100,000

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING MARCH, 2009: Nil

Sr. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	13,46,495

We enclose certified true copies of the certificates dated March 10, 2009, March 16, 2009, March 23, 2009 and March 31, 2009 of extinguishment / cancellation / destruction of 400,000, 530,968, 315,527 and 100,000 equity shares respectively, aggregating 13,46,495 equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buy - back of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of 13,46,495 equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
22,77,70,262	13,46,495	22,64,23,767

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:

JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

ENAM Securities Private Limited
801-802, Dalamal Towers,
Nariman Point, Mumbai 400 021

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 6, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Sub: Completion and compliance of extinguishment / cancellation / destruction of total 13,46,495 Equity Shares of Reliance Infrastructure Limited

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period March 1, 2009 to March 31, 2009.

A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING MARCH, 2009:

Name of the Depository Participant. and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	March 07, 2009	400,000
		March 13, 2009	530,968
		March 20, 2009	315,527
		March 27, 2009	100,000

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING MARCH, 2009: Nil

Sr. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	13,46,495

We enclose certified true copies of the certificates dated March 10, 2009, March 16, 2009, March 23, 2009 and March 31, 2009 of extinguishment / cancellation / destruction of 400,000, 530,968, 315,527 and 100,000 equity shares respectively, aggregating 13,46,495 equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buy - back of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of 13,46,495 equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
22,77,70,262	13,46,495	22,64,23,767

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:

JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

ENAM Securities Private Limited
801-802, Dalamal Towers,
Nariman Point, Mumbai 400 021

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company")

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period March 1, 2009 to March 10, 2009.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	March 7, 2009	4,00,000

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	4,00,000

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 and Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996 and the bye-laws framed there under.

For **Chaturvedi & Shah Chartered Accountants**

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

Karvy Computershare Pvt. Ltd. HYD.

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 10.03.2009

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai,
ENAM Securities Private Limited 801-802, Dalamal Towers, Nariman Point, Mumbai 400 021

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company")

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period March 11, 2009 to March 16, 2009.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	March 13, 2009	5,30,968

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	5,30,968

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 and Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996 and the bye-laws framed there under.

For **Chaturvedi & Shah**
Chartered Accountants

C D Lala
Partner
Membership No. 35671

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For **Karvy Computershare Private Limited**

Authorised Signatory

Karvy Computershare Pvt. Ltd. HYD.

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 16.03.2009

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai,
ENAM Securities Private Limited 801-802, Dalamal Towers, Nariman Point, Mumbai 400 021

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company")

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period March 17, 2009 to March 23, 2009.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	March 20, 2009	3,15,527

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	3,15,527

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 and Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996 and the bye-laws framed there under.

For **Chaturvedi & Shah**
Chartered Accountants

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Praveen Chaturvedi
General Manager

Karvy Computershare Pvt. Ltd. HYD.

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 23.03.2009

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai,
ENAM Securities Private Limited 801-802, Dalamal Towers, Nariman Point, Mumbai 400 021

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company")

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period March 24, 2009 to March 31, 2009.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	March 27, 2009	1,00,000

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	1,00,000

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 and Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996 and the bye-laws framed there under.

For **Chaturvedi & Shah Chartered Accountants**

CHATURVEDI & SHAH CHARTERED ACCOUNTANTS MUMBAI

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Praveen Chaturvedi
General Manager

Karvy Computershare Pvt. Ltd. HYD.

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 31.03.2009

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai
ENAM Securities Private Limited 801-802, Dalamal Towers, Nariman Point, Mumbai 400 021

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary